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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7
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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                          $6,014

COST OF OPERATION                                            6,413

OPERATING LOSS                                                (399)

NONOPERATING INCOME                                            298

LOSS BEFORE FEDERAL INCOME TAXES                              (101)

FEDERAL INCOME TAX CREDIT                                     (105)

NET INCOME                                                  $    4



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $ 6

NET INCOME                                                      4

BALANCE AT END OF PERIOD                                      $10


The common stock of the Company is wholly owned by Ohio Power Company.
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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $59,176
  Construction Work in Progress                                  55
         Total Mining Plant                                  59,231
  Accumulated Depreciation and Amortization                  38,076

         NET MINING PLANT                                    21,155

CURRENT ASSETS:
  Cash and Cash Equivalents                                  17,412
  Accounts Receivable:
    General                                                   2,158
    Affiliated Companies                                        583
  Coal                                                           31
  Materials and Supplies                                      3,640
  Other                                                         244

         TOTAL CURRENT ASSETS                                24,068

DEFERRED INCOME TAXES                                         7,906

DEFERRED CHARGES                                                174

           TOTAL                                            $53,303
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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                        September 30,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $  -
  Paid-in Capital                                             -
  Retained Earnings                                             10

         TOTAL SHAREHOLDER'S EQUITY                             10

LONG-TERM DEBT - Finance Obligations                         6,714

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                             934
  Accrued Postretirement Benefits Other Than Pensions        9,675
  Operating Reserves                                        16,565

         TOTAL OTHER NONCURRENT LIABILITIES                 27,174

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           570
  Accounts Payable:
    General                                                    846
    Affiliated Companies                                     1,814
  Taxes Accrued                                              1,231
  Accrued Vacation Pay                                       1,034
  Workers' Compensation Claims                               2,233
  Obligations Under Capital Leases                             989
  Other                                                      2,008

         TOTAL CURRENT LIABILITIES                          10,725

REGULATORY LIABILITIES                                       8,680

           TOTAL                                           $53,303
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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.




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                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                    (in thousands, except as noted)
                                                                                                       July through
                                                                                                         September
                                                                                                            1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $   -
            Paid-in Capital                                                                                  -
            Excess of Acquisition Cost Over Net Book Value                                                    172

       B. Rate of Return Allowable per HCAR No. 26573: 10.51% per annum, 2.6275% per quarter              .026275

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $      4
            2. Year-to-Date                                                                              $    118

       D. Net Income per Statement of Income                                                             $      4
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         298

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (294)
            2. Year-to-Date                                                                              $   (437)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $  6,308

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (294)

       C. Cost Applicable to Current Quarter Coal Billings                                                  6,014
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    4,807
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $  1,207

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                 55,468

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $21.76

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.

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                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998


                                                       (in thousands)

Direct Labor-UMW*                                          $   651
Indirect Labor-UMW*                                          1,540
Benefits-UMW*                                                1,732
Salaries and Benefits-Nonunion                               1,417
Operating Supplies                                             888
Repair Parts and Materials                                   2,037
Electricity and Other Utilities                                460
Outside Services-Maintenance, Haulage and Reclamation        1,208
Taxes Other Than Federal Income Taxes**                      1,168
Rental of Equipment                                            642
Depreciation, Depletion and Amortization                       978
Royalties                                                      530
Reclamation                                                    506
Mining Cost Normalization***                                (9,838)
Other Production Costs                                       2,239

Subtotal                                                     6,158

Transfers of Production Costs (to)/from Coal Inventory         255

          Total                                            $ 6,413

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.
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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           September 30, 1998
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   633    $  -       $   633

Mining Structures and Equipment       47,504     30,948     16,556

Coal Interests (net of depletion)        998       -           998

Mine Development Costs                10,041      7,128      2,913

    Total Mining Plant
      in Service                     $59,176    $38,076    $21,100